

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 30, 2014

Via E-mail:
Lorraine Yarde
Chief Executive Officer
170 Green Valley Parkway, Suite 300
Henderson, NV 89012

      Re: RX Safes, Inc.
               Amendment No. 2 to Registration Statement on Form S-1
               Filed June 19, 2014
               File No. 333-193800

Dear Ms. Yarde:

We have reviewed the amendment to your registration statement and have the following comments.

Plan of Distribution, page 16

1.   We note your response to comment two in our letter dated May 9, 2014. In Note 10 to the financial statements, page F-9, you disclose that the consulting agreement entered with Wall Street Buy Sell Hold Inc. [WSBSH] on February 20, 2014, provides that the consultant will be paid $20,000 per month "until such time as the [c]ompany has raised $1,500,000 in its public offering and $30,000 per month thereafter." Given that the compensation of WSBSH is tied to the amount of the offering proceeds, it would appear that WSBSH is an offering participant, requiring disclosure pursuant to Item 508(c)(2) of Regulation S-K. Please advise or otherwise revise your disclosure accordingly. In addition, please file the consulting agreement with WSBSH as an exhibit to the registration statement, or tell us why you would not be required to do so.

2.   We also note that on February 10, 2014, the consultant was issued 5,000,000 shares of common stock for investor relations consulting services, ten days prior to the signing of the February 20, 2014, consulting agreement. With a view towards disclosure, please tell us whether these shares were issued for services already performed by WSBSH or whether they were issued in connection with entering into the consulting agreement. If the shares were issued in connection with the consulting agreement, please tell us the exemption under the Securities Act of 1933 you relied upon in issuing these securities considering that the registration statement in connection with this offering was filed with the Commission on February 7, 2014. We may have additional comments following the review of your response.

Warrants and Options, page 20

3.   Please amend your outstanding warrants table to include the warrants to purchase 5,000,000 shares issued to WSBSH in lieu of the 5,000,000 shares issued on February 10, 2014, which were later returned to treasury.

Liquidity and Capital Resources, page 43

4.   We note that you have removed disclosure stating that based on your current financial condition, you do not have sufficient resources to operate your business for the next 12 months. We note that you need to raise a minimum of $585,000 to support your ongoing operations. As you currently have only $36,899 in cash, please explain how you will be able to sustain your operations if you are unable to raise the minimum amount of offering proceeds, or otherwise, please revise your disclosure accordingly.

Certain Relationships and Related Party Transactions, page 44

5.   We note your revised disclosure in response to comment 12 in our letter dated May 9, 2014. Please further revise your disclosure to indicate the period during which the value of Mr. Basile's and Ms. Yarde's respective interests in the Axius Consulting Agreement was $132,526 and $44,175. Also, it is not clear whether the balances included in accounts payable to Axius totaled $176,701 for both the three months ended March 31, 2014, and the year ended December 31, 2013, or whether you have inadvertently omitted disclosure for one of the periods. Please advise.

6.   Please disclose here, as well as under your Liquidity disclosure, the line of credit created pursuant to the Master Promissory Note agreement with Naples Family Trust, effective January 1, 2014. We note that the Naples Trust is a 28% beneficial owner of the company's common stock.

        You may contact Nudrat Salik, Staff Accountant, at 202-551-3692 or Alfred Pavot, Staff Accountant, at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney, at 202-551-3236 or Era Anagnosti, Staff Attorney, at 202-551-3369 with any other questions.

                                        Sincerely,

                                        /s/ Era Anagnosti

                                        for Pamela Long
                                        Assistant Director

cc: Scott Doney (Via E-mail)
        Cane Clark LLP